UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-05146-01

CUSIP Number: 500472303

(Check One):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I – REGISTRANT INFORMATION

Koninklijke Philips N.V.

Full Name of Registrant

Koninklijke Philips Electronics N.V.

Former Name if Applicable

Breitner Center, Amstelplein, 2

Address of Principal Executive Office (Street and Number)

Amsterdam 1070MX, The Netherlands

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Annual Report on Form 11-K for the year ended July 31, 2016 (the “Form 11-K”), which is the subject of this Form 12b-25, is being filed in order to report the information required of the Philips North America Nonqualified Stock Purchase Plan (the “Plan”). The Plan is unable to file the Form 11-K on a timely basis, without unreasonable effort or expense, because the annual audit and financial statements have not been finalized. We anticipate that the Plan will file the Form 11-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kristine Fortin, +1 978-659-4027

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Koninklijke Philips N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 1, 2016	By:	/s/ Mark Mattern
Name: Mark Mattern
Title: CFO/Head of Finance,
North America